January 12, 2022

JOINT INSURED AGREEMENT

This Agreement, dated as of January 12, 2022, is among all parties named as an insured in a joint insured bond entered into pursuant to Section 17(g) of the Investment Company Act of 1940.

The parties hereto agree that in the event recovery is received under the aforesaid bond as a result of a loss sustained by the registered management investment company and one or more named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount that it would have received had it provided and maintained a single insured bond with the minimum coverage required.

Baron Investment Funds Trust and all series thereof
By:	/s/ Patrick M. Patalino
Patrick M. Patalino

Baron Select Funds and all series thereof

By:	/s/ Linda S. Martinson
Linda S. Martinson